TRINA SOLAR LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2013 and June 30, 2014	F-2
Unaudited Condensed Consolidated Statements of Operations for the Six-month Periods Ended June 30, 2013 and 2014	F-4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Six-month Periods Ended June 30, 2013 and 2014	F-5
Unaudited Condensed Consolidated Statements of Changes in Equity for the Six-month Period Ended June 30, 2014	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the Six-month Periods Ended June 30, 2013 and 2014	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-9

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except share data)

	As of December 31,	As of June 30,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	486,685,563	452,155,640
Restricted cash	74,719,964	110,517,388
Inventories	244,532,463	451,218,431
Project assets, current portion	73,304,654	47,163,759
Accounts receivable, net of allowance for doubtful accounts of $97,057,810 and $77,207,331 as of December 31, 2013 and June 30, 2014, respectively	435,091,920	457,811,899
Current portion of advances to suppliers, net	68,252,726	58,770,713
Deferred income tax assets, net	24,202,561	17,846,961
Prepaid expenses and other current assets	114,910,682	115,137,375

Total current assets	1,521,700,533	1,710,622,166
Advances to suppliers, net of current portion	41,907,726	35,040,991
Property, plant and equipment, net	889,752,609	1,019,506,394
Prepaid land use rights, net	43,286,631	48,532,176
Project assets, net of current portion	6,096,771	1,980,156
Deferred income tax assets, net	50,901,271	47,187,735
Investment in equity affiliate	11,769,730	11,620,166
Other noncurrent assets	1,813,889	5,644,807

TOTAL ASSETS	2,567,229,160	2,880,134,591

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in U.S. dollars, except share data)

	As of December 31,	As of June 30,
	2013	2014
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	935,589,882	669,472,074
Accounts payable	461,147,655	712,804,062
Amount due to related parties	15,385,935	15,925,688
Income taxes payable	3,268,269	3,567,567
Accrued expenses and other current liabilities	125,151,406	157,949,014

Total current liabilities	1,540,543,147	1,559,718,405
Long-term borrowings, excluding current portion	100,502,222	105,222,634
Convertible senior notes	—	172,500,000
Accrued warranty costs	81,743,081	89,976,883
Other noncurrent liabilities	21,961,941	20,200,671

Total liabilities	1,744,750,391	1,947,618,593

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,605,057,489 and 4,130,044,214 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	36,050	41,300
Additional paid-in capital	663,387,912	719,814,479
Retained earnings	143,369,211	180,604,878
Accumulated other comprehensive income	15,402,931	12,440,240

Total Trina Solar Limited shareholders' equity	822,196,104	912,900,897
Non-controlling interests	282,665	19,615,101

Total equity	822,478,769	932,515,998

Commitments and contingencies (Note 16)
TOTAL LIABILITIES AND EQUITY	2,567,229,160	2,880,134,591

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in U.S. dollars, except share data)

	Six-month periods ended June 30,
	2013	2014
Net sales	700,946,803	964,236,358
Cost of goods sold	645,304,466	792,488,778

Gross profit	55,642,337	171,747,580
Selling expenses	61,747,374	58,461,277
General and administrative expenses	48,255,740	49,423,815
Research and development expenses	9,559,818	9,918,455

(Loss) income from operations	(63,920,595)	53,944,033
Other income (expenses):
Interest income	1,853,051	1,124,397
Interest expense	(26,115,211)	(17,908,931)
Foreign exchange (loss) gain	(22,689,422)	3,742,519
Derivatives gain	1,530,060	352,995
Other income, net	4,972,642	4,100,766

(Loss) income before income taxes	(104,369,475)	45,355,779
Income tax benefit (expense)	6,978,211	(8,578,948)

Net (loss) income	(97,391,264)	36,776,831
Net loss attributable to the non-controlling interests	98	458,836

Net (loss) income attributable to Trina Solar Limited shareholders	(97,391,166)	37,235,667

(Loss) earnings per ordinary share
Basic	(0.03)	0.01
Diluted	(0.03)	0.01
Weighted average ordinary shares outstanding
Basic	3,541,545,043	3,613,859,330
Diluted	3,541,545,043	3,728,220,976

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Six-month periods ended June 30,
	2013	2014
Net (loss) income	(97,391,264)	36,776,831
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	4,361,812	(3,037,431)

Comprehensive (loss) income	(93,029,452)	33,739,400
Less: comprehensive loss attributable to non-controlling interests	(98)	(533,576)

Comprehensive (loss) income attributable to Trina Solar Limited	(93,029,354)	34,272,976

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. dollars, except share data)

	Ordinary shares				Accumulated other comprehensive income (loss)
			Additional paid-in capital	Retained earnings		Noncontrolling interest	Total shareholders' equity
	Shares	Amount
Balance at December 31, 2013	3,605,057,489	36,050	663,387,912	143,369,211	15,402,931	282,665	822,478,769
Share-based compensation	—	—	1,612,769	—	—	—	1,612,769
Vesting of restricted shares to employees	9,440,625	95	—	—	—	—	95
Issuance of ordinary shares pursuant to share option plan	9,546,100	95	952,554	—	—	—	952,649
Issuance of ordinary shares, net of issuance cost	506,000,000	5,060	106,172,822	—	—	—	106,177,882
Purchase of call options in connection with issuance of convertible senior notes	—	—	(52,311,578)	—	—	—	(52,311,578)
Net income	—	—	—	37,235,667	—	(458,836)	36,776,831
Acquisition of a subsidiary	—	—	—	—	—	16,191,012	16,191,012
Capital contribution from non-controlling interests	—	—	—	—	—	3,675,000	3,675,000
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(2,962,691)	(74,740)	(3,037,431)

Balance at June 30, 2014	4,130,044,214	41,300	719,814,479	180,604,878	12,440,240	19,615,101	932,515,998

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars)

	Six-month periods ended June 30,
	2013	2014
Operating activities: Net (loss) income	(97,391,264)	36,776,831
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	68,479,850	58,689,494
Equity in (income) loss of equity method investees, net	(2,465)	149,564
Loss on change in fair value of derivatives	965,234	547,894
(Gain) loss on disposal of property, plant and equipment	(2,313)	28,311
Reversal of allowance for accounts receivable	(2,332,379)	(188,114)
Inventory write-down	17,282,063	21,381,249
Provision for impairment loss of project assets	—	920,935
Deferred income tax (benefit) expense	(10,077,490)	10,069,136
Share-based compensation	2,825,567	1,612,769
Amortization of convertible senior notes issuance costs	—	67,311
Gain on disposal of a subsidiary	—	(326,895)
Other	—	(818,218)
Gain on redemption of convertible senior notes	(282,625)	—
Changes in operating assets and liabilities:
Restricted cash	—	(2,784,397)
Accounts receivable	(85,514,928)	(22,531,865)
Inventories	7,063,653	(213,668,392)
Project assets	(31,029,391)	(3,968,807)
Advances to suppliers	(6,206,605)	(1,002,939)
Prepaid expenses and other current assets	(64,589,465)	2,505,176
Other noncurrent assets	37,338	(363,391)
Accounts payable	110,242,027	216,398,375
Amount due to related parties	2,045,181	539,753
Income taxes payable	3,091,529	299,298
Accrued expenses and other current liabilities	3,253,764	31,653,822
Accrued warranty costs	6,184,004	8,233,802
Other noncurrent liabilities	804,438	1,380,747

Net cash (used in) provided by operating activities	(75,154,277)	145,601,449

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in U.S. dollars)

	Six-month periods ended June 30,
	2013	2014
Investing activities:
Purchases of property, plant and equipment	(29,673,495)	(141,416,586)
Proceeds from sale of property, plant and equipment	61,113	8,844
Prepaid land use right	(2,087,168)	—
Proceeds from disposal of a subsidiary	—	307,496
Government subsidies received for property, plant and equipment	944,520	—
Decrease (increase) in restricted cash	38,519,144	(33,013,027)

Net cash provided by (used in) investing activities	7,764,114	(174,113,273)

Financing activities:
Proceeds from exercise of share options	—	952,649
Proceeds from issuance of ordinary shares, net of issuance costs	—	106,177,882
Proceeds from issuance of convertible senior notes	—	172,500,000
Debt issuance costs	—	(5,189,352)
Purchase of call options in connection with convertible senior notes issuance	—	(52,311,578)
Redemption of convertible senior notes	(26,292,375)	—
Proceeds from short-term bank borrowings	571,329,244	513,008,289
Repayment of short-term bank borrowings	(651,444,243)	(524,537,547)
Proceeds from long-term bank borrowings	249,652,282	44,616,290
Repayment of long-term bank borrowings	(340,476,249)	(261,872,188)
Contribution from non-controlling interests holders	—	3,675,000
Payment for acquisition of non-controlling interest	(200,000)	—

Net cash used in financing activities	(197,431,341)	(2,980,555)

Effect of exchange rate changes	4,361,812	(3,037,544)
Net change in cash and cash equivalents	(260,459,692)	(34,529,923)
Cash and cash equivalents at the beginning of the period	807,275,992	486,685,563

Cash and cash equivalents at the end of the period	546,816,300	452,155,640

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	25,346,703	17,259,993
Income taxes paid	1,444,136	337,753
Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	43,589,857	83,529,470
Supplemental schedule of non-cash financing activities:
Long-term borrowing assumed by buyer upon sale of project asset	—	(32,612,240)

See accompanying notes to unaudited condensed consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars, except share data)

1. BASIS OF PRESENTATION

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission ("SEC"). The condensed consolidated balance sheet as of December 31, 2013 was derived from the audited consolidated financial statements of Trina Solar Limited ("Trina") and its subsidiaries (collectively, "the Company"). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 2013 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flow for the year then ended, and the related financial statement schedule I, included in the Company's Annual Report on Form 20-F filed with the SEC.

        In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2014, and the results of operations and cash flows for the six-month periods ended June 30, 2013 and 2014, have been made.

        The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include the allowance made for doubtful accounts receivable, provision for losses on advances to suppliers, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of long-lived assets and project assets, fair value of foreign currency derivatives, accrued loss on firm purchase commitment, the accrual for uncertain tax positions and valuation allowance of deferred income tax assets, accrued warranty expenses, and the grant-date fair value of share-based compensation awards and related forfeiture rates. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

        The accompanying unaudited condensed consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to operate profitably, the Company's ability to generate cash flows from operations, and the Company's ability to pursue financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

        As of June 30, 2014, the Company's total consolidated current assets exceeded total consolidated current liabilities by $150,903,761. As of the same date, the Company had cash and cash equivalents of $452,155,640 and short-term borrowings and current portion of long-term borrowings of $669,472,074. The liquidity of the Company is primarily dependant on its ability to maintain positive cash flows from operations coupled with sufficient short-term bank loans and other financing facility to support its working capital and meet its obligations and commitments when they become due.

        The Company has carried out a review of its cash flow forecast for the twelve months ending June 30, 2015. Based on such forecast, management believes that adequate sources of liquidity exist to

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

1. BASIS OF PRESENTATION (Continued)

fund the Company's working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term and long term borrowings during the next twelve months. Based on those factors, management believes the assumptions used in the cash forecast are reasonable.

2. PROJECT ASSETS

        Project assets held for sale consisted of the following at December 31, 2013 and June 30, 2014:

	December 31,	June 30,
	2013	2014
	$	$
Project assets—Module cost	43,725,858	20,549,677
Project assets—Development	15,185,471	26,199,680
Project assets—Others	20,490,096	2,394,558

Total project assets	79,401,425	49,143,915

Current portion	73,304,654	47,163,759
Noncurrent portion, net of impairment loss	6,096,771	1,980,156

        During the six-month period ended June 30, 2014, the Company completed and sold a 50 MW project in Wuwei, Gansu Province ("Wuwei Project") with a carrying amount of $56,115,210, to Huadian Fuxin Energy Corporation Limited ("Huadian Fuxin") in China.

        As of December 31, 2013 and June 30, 2014, the Company pledged project assets with a total carrying amount of $65,291,805 and nil, respectively, to secure bank borrowings.

        For the six-month periods ended June 30 2013 and 2014, impairment loss of project assets was nil and $920,935, respectively.

3. ACCOUNTS RECEIVABLES

        Accounts receivable consisted of the following:

	December 31,	June 30,
	2013	2014
	$	$
Accounts receivable	532,149,730	535,019,230
Less: Allowance for doubtful accounts	(97,057,810)	(77,207,331)

Total accounts receivable, net	435,091,920	457,811,899

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

3. ACCOUNTS RECEIVABLES (Continued)

        The following table presents the movement of the allowance for doubtful accounts:

	Six-month periods ended June 30,
	2013	2014
	$	$
Beginning balance	106,825,173	97,057,810
Reversal during the six-month periods	(2,332,379)	(188,114)
Amount written-off against allowance	—	(19,662,365)

Closing balance	104,492,794	77,207,331

4. INVENTORIES

        Inventories consisted of the following:

	December 31, 2013	June 30, 2014
	$	$
Raw materials	43,987,539	66,468,777
Work in progress	40,004,269	80,544,661
Finished goods	160,540,655	304,204,993

Total	244,532,463	451,218,431

        For the six-month periods ended June 30, 2013 and 2014, inventories were written down by $17,282,063 and $21,381,249, respectively, to reflect the lower of cost or market. The majority of the write-down were for finished goods that were obsolete.

5. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment, net consisted of the following:

	December 31,	June 30,
	2013	2014
	$	$
Buildings	193,651,543	208,959,667
Plant and machinery	947,100,162	980,215,670
Motor vehicles	3,459,925	3,577,692
Electronic equipment, furniture and fixtures	104,751,785	107,753,556

	1,248,963,415	1,300,506,585
Less: Accumulated depreciation	(413,829,203)	(471,352,419)

	835,134,212	829,154,166
Construction in progress	54,618,397	190,352,228

Property, plant and equipment, net	889,752,609	1,019,506,394

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

5. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

        Depreciation of property, plant and equipment was $68,075,562 and $58,069,061 for the six-month periods ended June 30, 2013 and 2014, respectively.

        As of December 31, 2013 and June 30, 2014, the Company pledged property, plant and equipment with a total carrying amount of $490,979,601 and $461,444,504, respectively, to secure bank borrowings.

        As of December 31, 2013 and June 30, 2014, the Company had solar projects that it operated with a total carrying amount of $47,885,957 and $48,157,404, respectively, which are recorded in plant and machinery. As of December 31, 2013 and June 30, 2014, the Company was constructing solar projects that it will operate with a total carrying amount of $262,682 and $122,119,362, respectively, which are recorded in construction in progress.

        The Company reports its property, plant and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. The Company expenses repair and maintenance costs when they are incurred.

6. DERIVATIVE FINANCIAL INSTRUMENTS

        The following tables present the fair values of derivative instruments included in the Company's consolidated balance sheets as of December 31, 2013 and June 30, 2014:

	December 31, 2013
	Other Assets —Current	Other Current Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	351,523	475,973

	June 30, 2014
	Other Assets —Current	Other Current Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	291,728	964,072

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

6. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following table presents the amounts related to derivative instruments affecting the Company's consolidated statements of operations for the six-month periods ended June 30, 2013 and 2014:

	Amount of gain (loss) on Derivatives Recognized in Income Six-month periods ended June 30,		Location of gain (loss) Recognized in
Derivative Type	2013	2014	Income on Derivatives
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	1,530,060	352,995	Derivatives gain

7. FAIR VALUE MEASUREMENT

        The Company does not have any assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2013 and June 30, 2014.

        As of December 31, 2013 and June 30, 2014, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at December 31, 2013 Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	351,523	—	351,523	—
Liabilities:
Foreign exchange forward contracts	(475,973)	—	(475,973)	—

Net liabilities	(124,450)	—	(124,450)	—

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

7. FAIR VALUE MEASUREMENT (Continued)

		Fair Value Measurements at June 30, 2014 Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	291,728	—	291,728	—
Liabilities:
Foreign exchange forward contracts	(964,072)	—	(964,072)	—

Net liabilities	(672,344)	—	(672,344)	—

        Following is a description of the valuation techniques that the Company uses to measure assets and liabilities at fair value on a recurring basis under the fair value measurement guidance as well as the basis for classification of such instruments pursuant to the valuation hierarchy established under the guidance:

  •
  Derivative assets and liabilities—The Company's derivative assets and liabilities relate to foreign exchange contracts involving major currencies. Since these derivative assets and liabilities are not traded on an exchange, their fair values are determined by the use of a valuation model. The significant inputs in the valuation model for foreign currency contracts were the interest rate yield curves and foreign exchange rates. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, such contracts are classified as Level 2 in the hierarchy.

  •
  Short-term financial instruments (cash equivalents, restricted cash, accounts receivable and payable, short-term borrowings, and accrued liabilities)—cost approximates fair value because of the short maturity period.

  •
  Long-term borrowings—fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company's current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates that approximate rates currently offered for similar debt instruments of comparable maturities.

  •
  Convertible senior notes—the fair value of the Company's convertible senior notes is estimated based on the quoted price from an over-the-count market on the valuation date. As of June 30, 2014, the fair value of the convertible senior notes was $193,941,750.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

8. BANK BORROWINGS

        The Company's bank borrowings consisted of the following:

	December 31,	June 30,
	2013	2014
	$	$
Bank borrowings
Short-term	613,433,236	601,903,979
Long-term, current portion	322,156,646	67,568,095

Total current	935,589,882	669,472,074
Long-term, non-current portion	100,502,222	105,222,634

Total	1,036,092,104	774,694,708

Short-term borrowings

        The Company's short-term bank borrowings consisted of the following:

	December 31,	June 30,
	2013	2014
	$	$
Short-term borrowings guaranteed by Trina	376,481,244	246,376,934
Short-term borrowings secured by plants and machinery of Changzhou Trina Solar Energy Co., Ltd,Trina Solar (Changzhou) Science & Technology Co., Ltd. and Hubei Trina Solar Co., Ltd.. ("Trina China")	139,481,245	311,527,045
Unsecured short-term borrowings	97,470,747	44,000,000

Total	613,433,236	601,903,979

        During the six-month period ended June 30, 2014, the Company repaid short-term loans of $201 million to China Development Bank ("CDB") upon maturity. In June 2014, the Company renewed a short-term borrowing facility of $330 million with CDB. As of June 30, 2014, the Company had drawn down $180 million from the facility.

        Certain short-term facilities contain certain financial covenants which are required to be maintained. As of June 30, 2014, Trina China violated the current ratio and quick ratio for a short-term borrowing of $180 million with CDB. Trina Solar (Luxembourg) Holdings S.A.R.L. ("TLH") violated the gearing ratio for a series of short-term borrowing from CDB for an aggregate amount of $170 million. Trina China and TLH obtained waiver letters from CDB, stating that the violation of financial covenants has been waived and such financial covenants have been amended. As a result, Trina China and TLH were in compliance with the amended financial covenants.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

8. BANK BORROWINGS (Continued)

Long-term borrowings

        The Company's long-term borrowings consisted of the following:

	December 31,	June 30,
	2013	2014
	$	$
Long-term borrowings secured by plant and machinery, and land use rights	147,077,179	65,533,513
Long-term borrowings secured by solar project assets	11,481,245	—
Long-term borrowings guaranteed by Trina	80,000,000	103,194,025
Unsecured long-term borrowings	184,100,444	4,063,191

Total	422,658,868	172,790,729

        During the six-month period ended June 30, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L entered into a fifteen-year credit facility with China Development Bank ("TLO CDB Facility") amounting to EUR 20.85 million ($28.7 million) to fund 16 MW of utility-scale solar power projects in Greece. As of June 30, 2014, the Company had drawn down EUR 17.0 million ($23.2 million). The outstanding balance as of June 30, 2014 was EUR 17.0 million ($23.2 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points. The TLO CDB Facility is guaranteed by Trina. The TLO CDB Facility contains a financial covenant ratio which requires the annual general repayment coverage rate to be calculated and maintained on the December 31 of each calendar year.

        During the six-month period ended June 30, 2014, the Company's subsidiary, Wuwei Trina Solar Electricity Generation Pte Ltd. ("Wuwei"), which held the Wuwei Project, additionally drew down $21.2 million from its credit facility under the loan agreement with CDB for the PV project construction. The total loan balance of $32.6 million was assumed by Huadian Fuxin after the completion and sale of the Wuwei Project to Huadian Fuxin.

        Some long-term borrowings contain certain financial covenants which are required to be maintained. As of June 30, 2014, TLH violated gearing ratio for a long-term borrowing of $80 million with CDB. TLH obtained waiver letter from CDB, stating that the violation of financial covenants was waived and such financial covenants have been amended. As a result, TLH was in compliance with the amended financial covenants

9. CONVERTIBLE SENIOR NOTES

        In June 2014, the Company issued $172,500,000 in aggregate principal amount of convertible senior notes due 2019 (the "Notes"). The Notes bear interest at a rate of 3.5% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2014. The Notes mature on June 15, 2019, unless earlier redeemed, repurchased or converted.

        Holders of the Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The Notes can be converted into the Company's American Depositary Shares ("ADSs"), each representing 50 ordinary shares of the Company, par value $0.00001 per share, at an initial conversion rate of 69.9301 of the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

9. CONVERTIBLE SENIOR NOTES (Continued)

Company's ADSs per $1,000 principal amount of Notes (equivalent to an initial conversion price of $14.30 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occur prior to the maturity date or following the Company's delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

        Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on June 15, 2017 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, if the Company undergoes a fundamental change, holders may require the Company to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

        The Notes are the Company's senior unsecured obligations and rank equally with all of its existing and future senior unsecured indebtedness, which are effectively subordinated to all of the Company's existing and future secured indebtedness and all existing and future liabilities of the Company's subsidiaries, including trade payables.

        In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 815-15 and Topic 470-20, the Company recorded the Notes as a liability in their entirety, and the conversion feature and any other embedded feature did not need to be bifurcated and accounted for separately.

        The net proceeds from the Notes offering were $167,310,648, after deducting debt issuance costs of $5,189,352. Debt issuance costs are recorded as deferred assets and amortized as interest expenses, using the effective interest method, to the put date of the Notes (June 15, 2017).

        In connection with the offering, the Company also used $52,311,578 of the net proceeds from the offering to purchase the zero-strike call options (the "Call Options"), covering 4,755,598 ADSs, with affiliates of the initial purchasers. The Call Options are intended to facilitate privately negotiated transactions by which investors in the Notes will hedge their investment in the Notes. The default settlement method for the Call Options is share settlement, but the Company may elect cash settlement in some cases pursuant to the terms of the Call Options. In accordance with ASC Topic 815-40, the Call Options are accounted as a prepaid forward to purchase the Company's own shares and are classified in permanent equity at its fair value at inception, and presented as a reduction to equity in the consolidated balance sheet. The shares underlying the Call Options are included in the basic and diluted EPS calculation.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

10. ACCRUED WARRANTY COSTS

        The movement of the Company's accrued warranty costs is summarized below:

	Six-month periods ended June 30,
	2013	2014
	$	$
Beginning balance	65,780,019	81,743,081
Warranty provision	6,807,953	8,801,474
Warranty costs incurred	(623,949)	(567,672)

Ending balance	71,964,023	89,976,883

11. INCOME TAXES

        The Company applied an estimated annual effective tax rate approach for calculating the tax provision for interim periods in accordance with ASC 740-270 "Income tax—Interim reporting". The estimated effective tax rate is based on expected income (loss), statutory tax rates and incentives available in the various jurisdictions in which the Company operates. The interim tax provision is determined by applying the estimated annual effective tax rate to the year-to-date ordinary income and discrete recognition of other tax effects. For a given quarter, the income tax provision equals the difference between the provision recorded cumulatively for the year less the amount recorded cumulatively as of the end of the prior interim period. As the year progresses, the Company refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the estimated effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the estimated annual effective tax rate.

        The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Company's experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the statutory carry-forward periods provided for in the tax law of the various jurisdictions in which the Company operates.

        The income tax benefits for the six-month period ended June 30, 2013 were $6,978,211, and the income tax expenses for the six-month period ended June 30, 2014 were $8,578,948. The Company's effective tax rates were 6.7% and 18.9% for the six months ended June 30, 2013 and 2014, respectively.

12. ORDINARY SHARES

        In June 2014, the Company issued in aggregate 10,120,000 ADSs, representing 506,000,000 ordinary shares, in a registered offering. The net proceeds from the offering was $106,177,882, after deducting underwriting discounts and commissions and other issuance costs of $5,142,118.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

13. SHARE-BASED COMPENSATION

        The following table presents the Company's share-based compensation expense by types of award:

	Six-month periods ended June 30,
	2013	2014
	$	$
Share options	1,413,592	478,018
Restricted shares	1,411,975	1,134,751

Total share-based compensation expense	2,825,567	1,612,769

Restricted Shares

        In July 2006, the Company adopted the Share Incentive Plan (the "Share Incentive Plan") upon which the Compensation Committee (the "Committee") of the Board of Directors can authorize to make awards of restricted shares to any participant selected by the Committee in such amounts under terms and conditions as determined by the Committee. Restricted shares shall be subject to restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote restricted shares or the right to receive dividends on the restricted share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the award or thereafter.

        The following is a summary of the activities of restricted shares:

	Number of shares	Weighted average grant date fair value
Non-vested at January 1, 2014	38,183,882	$0.19
Granted	—	$—
Vested	(9,440,625)	$0.26
Forfeited	(5,205,872)	$0.24

Non-vested at June 30, 2014	23,537,385	$0.16

        The fair value of the restricted shares was based on the market price on the date of grant.

        As of June 30, 2014, there was $4,741,286 of total unrecognized compensation cost related to the compensation cost of unvested restricted shares, which is expected to be recognized over a weighted-average period of 2.38 years. The total fair value of shares vested during the six-month periods ended June 30, 2013 and June 30, 2014 was $904,544 and $2,302,228, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

13. SHARE-BASED COMPENSATION (Continued)

Share Options

        In May 2008, the Company revised the Share Incentive Plan and introduced stock options as a compensation instrument to its employees. Under the terms of the revised Share Incentive Plan, share options are granted to employees at exercise prices equal to the Company's share price on the grant date. The Company's stock options expire five years from their grant date and generally vest one third per annum on the anniversary of the grant date.

        During the six-month periods ended June 30, 2013 and 2014, the Company did not grant share options to its board of directors and employees.

        A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31,2013	129,085,735	$0.19	3.58
Granted	—	—
Exercised	(9,546,100)	$0.10		1,790,494
Forfeited	(18,101,996)	$0.23
Options outstanding at June 30, 2014	101,437,639	$0.19	3.16	14,165,331
Options vested or expected to vest at June 30, 2014	92,241,434	$0.20	3.10	12,552,704
Options exercisable at June 30, 2014	56,123,589	$0.26	2.71	6,062,557

        Total intrinsic value of options exercised during the six-month periods ended June 30, 2013 and 2014 were $74,317 and $1,790,494, respectively.

        As of June 30, 2014, the Company had $ 2,240,682 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 1.78 years.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

14. (LOSS) EARNINGS PER SHARE

        The following table sets forth the computation of the basic and diluted (loss) earnings from operations per share for the periods indicated:

	Six-month periods ended June 30,
	2013	2014
	$	$
Net (loss) earnings attributable to Trina Solar Limited shareholders—basic	(97,391,166)	37,235,667
Interest expenses of convertible senior notes	—	318,873

Net (loss) earnings attributable to Trina Solar Limited shareholders—diluted	(97,391,166)	37,554,540

Weighted average number of ordinary shares outstanding—basic	3,541,545,043	3,613,859,330
Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	—	48,858,886
Plus incremental weighted average number of ordinary shares from assumed conversion of restricted shares using the treasury stock method	—	5,231,540
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible securities using the if-converted method	—	60,271,220

Weighted average number of ordinary shares outstanding—diluted	3,541,545,043	3,728,220,976

(Loss) Earnings per ordinary share from operations—basic	(0.03)	0.01

(Loss) Earnings per ordinary share from operations—diluted	(0.03)	0.01

        For the six-month periods ended June 30, 2013 and 2014, the following securities were excluded from the computation of diluted (loss) earnings per share as inclusion would have been anti-dilutive.

	For the six-month periods ended June 30,
	2013	2014
Non-vested restricted shares	29,789,979	—
Share options	87,957,248	23,342,356
Convertible senior notes	232,735,084	—

	350,482,311	23,342,356

15. RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

        The amounts due to related parties is $15,385,935 and $15,925,688 as of December 31, 2013 and June 30, 2014, respectively, which include payable to Changzhou Youze S&T Co., Ltd. ("Youze"),

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

15. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Changzhou Junhe Mechanical Co., Ltd. ("Junhe"),Changzhou Jiuling New Energy S&T Co., Ltd. ("Jiuling"), entities controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, who are the brothers in law of Mr. Jifan Gao, Trina's CEO, for Trina China's purchase of wafers and other services.

Related party transactions

        For the six-month periods ended June 30, 2013 and 2014, Trina China purchased wafers for a total price of RMB 25,460,756 ($4,119,550) and RMB 16,449,557 ($2,669,962), respectively, from Youze. The transactions were approved by the audit committee.

        For the six-month periods ended June 30, 2013 and 2014, the Company sold ingots for a total price of RMB 20,673,363 ($ 3,314,335) and nil, respectively, to Youze. The transactions were approved by the audit committee.

        For the six-month periods ended June 30, 2013 and 2014, the Company incurred costs of RMB86,834,295 ($13,966,255) and RMB 66,271,343 ($10,802,767), respectively, with respect to the wafer slicing process service provided by Youze. During the six-month period ended June 30, 2014, the Company entered into a long-term agreement with Youze for the wafer slicing process service from July 2014 to June 2016 and made a prepayment of RMB 50,000,000 ($8,126,381). The transactions were approved by the audit committee.

        For the six-month periods ended June 30, 2013 and 2014, Trina China purchased goods and equipment maintenance services for a total price of RMB 1,644,764 ($262,840) and RMB 1,194,303 ($194,825), respectively, from Changzhou Junhe Mechanical Co., Ltd. The transactions were approved by the audit committee.

        For the six-month period ended June 30, 2014, Trina China purchased wafers for a total price of RMB 5,427,351 ($881,350) from and sold modules for a total price of RMB 21,028,718 ($3,416,135) to Jiuling, respectively. The transactions were approved by the audit committee.

16. COMMITMENTS AND CONTINGENCIES

        As of June 30, 2014, the Company's commitments to purchase property, plant and equipment and prepaid land use right associated with the expansion of the Company's solar module manufacturing and downstream project business are approximately $169 million.

        In order to better manage the Company's unit costs and to secure adequate and timely supply of polysilicon and wafer materials, the Company entered into a number of multi-year supply agreements with periods from 2008 through 2020 for quantities that are expected to meet the Company's anticipated production needs. Pursuant to the original terms of these agreements, the Company was required to purchase fixed or minimum quantities of polysilicon and wafer at fixed prices. During 2012, the Company renegotiated and revised the pricing terms of the supply agreements with certain suppliers. Under the terms of the revised supply agreements, the Company commits to purchase the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

16. COMMITMENTS AND CONTINGENCIES (Continued)

minimum quantities at the prevailing market prices at the time of the purchase from June 30, 2014 to 2020 as follows:

	Wafer (Piece in Million)	Polysilicon (Metric Ton)
Period from June 30 to December 31, 2014	212	1,068
Year ending December 31,
2015	625	3,960
2016	625	2,650
2017	625	2,650
2018	625	2,650
2019	625	2,650
Thereafter	625	2,650

Total	3,962	18,278

        In addition, in order to better manage the Company's unit costs of production, the Company also entered into a long-term wafer slicing process service agreement with Youze, a related party, for periods from 2014 through 2016. The Company commits to procure the minimum quantities of wafer which is processed by Youze, at the prevailing market prices at the time of the purchase from July 1, 2014 to 2016 as follows:

Wafer (Megawatts)
Period from June 30 to December 31, 2014	400
Year ending December 31,
2015	500
2016	600
Thereafter	—

Total	1,500

        The Company also renegotiated with a supplier during 2012 on the pricing terms of take-or-pay contracts for the remaining procurement periods from 2014 to 2018. Pursuant to the revised contract terms, the Company is obligated to purchase fixed quantities of polysilicon materials at a range of price subject to negotiation. To the extent that the Company fails to take delivery of the polysilicon materials based on the revised term for three consecutive months, the revised pricing terms are nullified, and the take-or-pay contracts will then be subject to the original fixed price terms. As of June 30, 2014, the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

16. COMMITMENTS AND CONTINGENCIES (Continued)

amount of the fixed and determinable portion of the obligation with respect to these contracts based on the minimum price of the range is as follows:

$ million
Period from June 30, 2014 to December 31, 2014	15.5
Year ending December 31
2015	41.0
2016	34.4
2017	32.8
2018	32.0
Thereafter	—

Total	155.7

        The Company's total purchase under the above take-or-pay contracts was $24 million and $32 million, respectively, for the six-month periods ended June 30, 2013 and 2014.

        The Company has made advances to suppliers where the Company has committed to purchase minimum quantities under some of the supply agreements. The Company does not require collateral or other security against its advances to related or third party suppliers. As a result, the Company's claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. Also, the Company may not be able to recover all unutilized advances to suppliers if the Company does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable quantities, prices and delivery terms with these suppliers.

        The Company had operating lease agreements principally for its office properties in the PRC, Europe and the US. The Company's lease expense was $1,847,476 and $2,474,727 for the six-month periods ended June 30, 2013 and 2014, respectively.

        Future minimum lease payments are as follows:

$
Period from June 30 to December 31, 2014	911,128
Year ending December 31
2015	1,312,598
2016	675,806
Thereafter	—

Total	2,899,532

        In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of Crystalline Silicon Photovoltaic ("CSPV") cells, whether or not assembled into modules, from China. In December 2012, following completion of those investigations by the U.S. International Trade Commission, or

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

16. COMMITMENTS AND CONTINGENCIES (Continued)

Commission, and the U.S. Department of Commerce, or Commerce, antidumping and countervailing duty orders were imposed on imports into the United States covered by the investigation, including imports of the Company's products. The orders require an effective net cash deposit rate of 23.75%. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders. The Company expects the first administrative reviews to be completed by early 2015. In February 2013, the Company, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the U.S. Court of International Trade, or CIT, challenging various aspects of Commerce's findings. Final decisions by the CIT on those appeals are expected in late 2014, and further appeals are possible. The Company may not be successful in its appeals, in which case the scope of the antidumping and countervailing duty orders could remain or be expanded.

        Also, on December 31, 2013, SolarWorld Industries America, Inc., or SolarWorld, a U.S. producer of solar cells and panels, filed petitions with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations. The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States. According to SolarWorld, the new trade action is intended to close a loophole in the scope of the existing antidumping and countervailing duty orders. In that regard, under the new petitions, solar cells produced in any country, using Chinese ingots or wafers where manufacturing begins in China and is finished in another country, and incorporated into Chinese-made modules will be subject to antidumping and countervailing duties. If it is determined that the Company exports merchandise covered by the new trade action to the United States and antidumping or countervailing duties are imposed on such merchandise, its export sales to the United States could be adversely affected. The Commission issued preliminary affirmative injury determinations on February 14, 2014. On June 3, 2014, Commerce released its preliminary determination that certain imports from China are benefitting from improper government subsidies and, therefore, potentially subject to the imposition of countervailing duties. In that regard, effective June 10, 2014, the Company's products have been subject to a preliminary cash-deposit rate of 18.56% when imported into the United States. In addition, on July 25, 2014, Commerce released its preliminary determination that certain solar product imports from China are potentially subject to antidumping duties. In that regard, effective July 31, 2014, the Company's products have been subject to a preliminary cash-deposit rate of 26.33%. As a result of these preliminary determinations, the Company's products are subject to a combined deposit rate of 29.3% when imported into the United States, taking into account both the countervailing duties and the anti-dumping duties. Preliminary margins are subject to change pending Commerce's final determinations, and duties will be imposed only if the Commission makes final affirmative injury determinations. Anti-dumping duties imposed on Taiwanese producers may also affect the Company as it uses solar cells produced in Taiwan in some of its solar modules, and the Company is considering other sources of solar cells in its production. Final determinations in the antidumping and countervailing duty investigations are expected to be issued by the Commission and Commerce later this year or early next year. The government of China has notified the U.S. Government that it wants to discuss an agreement to suspend the antidumping investigations. Should that not happen and the final antidumping and countervailing duty

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

16. COMMITMENTS AND CONTINGENCIES (Continued)

determinations be unfavorable to the Company, its financial condition and results of operations may be negatively affected. For the period from June 10, 2014 to June 30, 2014, the Company recorded deposits of $6.1 million as cost of goods sold in relation to the goods imported and sold in the United States, and recorded deposits of $4.8 million as cost of inventories for the goods imported but still held by the Company in the United States.

        On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like the Company, cooperated with the European Commission's investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. The Company intends to comply with the minimum price and other conditions set forth in the undertaking so that its exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. An industry group in the European Union that represents a number of manufacturers in Europe recently lodged a complaint with the European Commission alleging that Chinese solar producers, including Trina, are violating the price undertaking agreement. The Company does not believe that it is, and has publically stated that it is not, violating the price undertaking deal. European Union investigators have pledged to investigate the complaint and, if they find evidence of violations, it is possible that the price undertaking agreement could be withdrawn. If the agreement is withdrawn or if the Company are found by competent authorities not to be in compliance at any time with the price undertaking or the imports from all the PRC exporters exceed the annual volume established by the price undertaking, the above-described duties would be applied on its exports to the European markets and could materially and adversely affect its affiliated European Union operations and increase its cost of selling into the region, which could negatively affect the Company's financial conditions and results of operations.

        It is also possible that other antidumping or countervailing duty or other import restrictive proceedings will be initiated in any number of additional jurisdictions. For example, in November 2012, India initiated antidumping investigations against solar cell imports from China, the United States, Malaysia and Taiwan, and in May 2014, India's Department of Commerce recommended imposing duties on electricity produced on "solar cell" imports from these countries. However, in September 2014 India's Ministry of Finance decided against imposing any such duties. Further, on May 14, 2014, Australia initiated an antidumping investigation against certain CSPV modules or panels exported to Australia from China. Although the Company's policy requires that all of its export sales comply with international trade practices, it cannot guarantee that the government agencies in the jurisdictions in which actions are brought will not impose trade remedy actions. Under antidumping and countervailing duty laws, significant additional duties may be imposed on imports of the products into these countries, which increase the costs of accessing these additional markets. As a result of the duties

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

16. COMMITMENTS AND CONTINGENCIES (Continued)

imposed by the relevant authorities, or if duties are imposed on PRC-manufactured products, the Company may adjust its business strategy for selling into these jurisdictions. Any change in the Company's business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact the Company's sales, thereby limiting its opportunities for growth.

17. SEGMENT INFORMATION

        During the first quarter of 2014, the Company's solar projects development segment, which is engaged in the construction, sale and operation of solar projects, met the criteria of quantitative threshold according to ASC 280-10-50-10, and it is expected that this segment will continue to be of significance. Therefore, beginning in the first quarter of 2014, the Company is reporting its financial performance based on the two segments: manufacturing segment and solar projects segment.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in U.S. dollars, except share data)

17. SEGMENT INFORMATION (Continued)

        The following table set forth the results of operations of the Company's segments and reconciliation with the Company's consolidated results of operations for the six-month periods ended June 30, 2013 and 2014:

	For the six-month periods ended June 30,
	2013				2014
	$				$
	Manufacturing	Solar projects	Elimination(1)	Total	Manufacturing	Solar projects	Elimination(1)	Total
Net sales	727,873,656	4,366,097	(31,292,950)	700,946,803	977,091,344	71,115,319	(83,970,305)	964,236,358
Gross profit	55,001,167	2,521,786	(1,880,616)	55,642,337	159,450,636	17,807,896	(5,510,952)	171,747,580
Interest (expense) income, net	(24,037,003)	(225,157)	—	(24,262,160)	(14,605,963)	(2,178,571)	—	(16,784,534)
(Loss) income before income taxes	(101,033,048)	(1,455,811)	(1,880,616)	(104,369,475)	42,568,495	8,298,236	(5,510,952)	45,355,779
	Manufacturing	Solar projects	Elimination(2)	Total	Manufacturing	Solar projects	Elimination(2)	Total
	$				$
	As of December 31, 2013				As of June 30,2014

Total assets	2,499,251,808	194,691,747	(126,714,395)	2,567,229,160	2,835,881,438	293,993,379	(249,740,226)	2,880,134,591
(1)
Elimination refers to the elimination of sales and profit from the sale of solar modules from the manufacturing segment to the solar project segment.

(2)
Elimination refers to the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in U.S. dollars, except share data)

17. SEGMENT INFORMATION (Continued)

        The following table summarizes the Company's net sales generated from different geographic locations:

	Six-month periods ended June 30,
	2013	2014
	$	$
Europe:
—United Kingdom	94,071,583	53,048,458
—Germany	135,571,001	15,531,668
—Spain	26,881,906	2,554,219
—Italy	8,237,201	1,465,790
—Belgium	6,968,956	553,615
—Others	36,886,373	11,795,714

Europe Total	308,617,020	84,949,464
China	129,868,154	263,287,631
United States	105,929,873	328,101,392
Japan	53,471,013	214,090,160
Others	103,060,743	73,807,711

Total net sales	700,946,803	964,236,358